EXHIBIT 8.2

November 10, 2009

Board of Directors

Central Iowa Energy, LLC

3426 E. 28th Street North

Newton, IA 50209

Dear Sir/Madam:

We have acted as tax advisors to Central Iowa Energy, LLC, an Iowa limited liability company (“Central Iowa Energy”), in connection with the development and operation of a biodiesel processing business (the “Project”).

Central Iowa Energy represents and warrants that pursuant to an agreement with the Iowa Department of Economic Development (“IDED”) and certain provisions of the Iowa Code (the “IDED Agreement” or “Agreement”), Central Iowa Energy qualified for and IDED awarded certain investment tax credits to Central Iowa Energy based upon projected number of new jobs created by the Project (the “Iowa Investment Tax Credits”). Central Iowa Energy has complied with all conditions of the IDED Agreement and is not in default of the terms of such Agreement.

You have requested that we render our opinion with regard to Iowa state income tax consequences arising from the transfer of the Project (the “Proposed Transaction”) from Central Iowa Energy to REG Newco, Inc., a Delaware corporation (“REG”), and the potential application of certain repayment provisions of the Iowa Code to Central Iowa Energy for the Iowa Investment Tax Credits, as provided under the High Quality Jobs Creation Program.

Under Iowa Code, Section 15.333, Investment Tax Credit, an eligible business may claim tax credits equal to a percentage of the new investment directly related to new jobs created by the location or expansion of an eligible business under the program. The tax credits shall be amortized equally over five calendar years. If, however, within five years of purchase, the eligible business sells, disposes of, razes, or otherwise renders unusable all or a part of the land, buildings, or other existing structures (the “Property”) for which tax credit was claimed under this section, the tax liability of the eligible business for the year in which all or part of the Property is sold, disposed of, razed, or otherwise rendered unusable shall be increased by one of the following amounts:

a)	One hundred percent of the tax credit claimed under this section if the property ceases to be eligible for the credit within one full year after being placed in service.

b)	Eighty percent of the credit claimed under this section if the property ceases to be eligible for the tax credit within two full years after being placed in service.

c)	Sixty percent of the credit claimed under this section if the property ceases to be eligible for the tax credit within three full years after being placed in service.

d)	Forty percent of the credit claimed under this section if the property ceases to be eligible for the tax credit within four full years after being placed in service.

e)	Twenty percent of the credit claimed under this section if the property ceases to be eligible for the tax credit within five full years after being placed in service.

The purpose for the Iowa Investment Tax Credits included in the IDED Agreement is to generate economic development opportunities within the state of Iowa, leading to the creation of new jobs. The IDED Agreement allows for, subject to approval from the IDED, the sale of transfer of the Project between parties so long as the economic benefits and impact to the state of Iowa resulting from the Project are preserved following such transfer. In this case, the Project will continue to operate as an ongoing business at the same location following the transfer of ownership of the Project from Central Iowa Energy to REG and the Proposed Transaction will not have an adverse economic impact for the local community or the state of Iowa.

The language used in the recapture triggering provision of the Iowa Code is whether “the eligible business sells, disposes of, razes, or otherwise [emphasis added] renders unusable” the Property. If the Iowa Code intended that the sale of a business in and of itself would trigger the recapture provision, there would be no reason to add the phrase “otherwise render unusable” to the sentence. We have interpreted the inclusion of the phrase “otherwise render unusable” to mean that if the Property is rendered unusable by the sale of the Project then the recapture provision is triggered, i.e. the new owner shuts down the Project and moves the business and jobs out of state. Since the Property in the Project will not be rendered unusable and the Project will continue to be comply with the terms of the IDED Agreement, it is our opinion that the recapture provision will not be triggered as a result of the transfer of the Project from Central Iowa Energy to REG. This interpretation of the Iowa Code, which has been verbally confirmed by the Iowa Department of Revenue, is the basis for our conclusion that future tax returns to be filed for the year in which the Proposed Transaction closes will not include any increase in tax liability as a result of the recapture provisions under Iowa Code Section 15.333.

This opinion represents our best judgment regarding the application of the Iowa Code to the Proposed Transaction as it relates to the recapture of the Iowa Investment Tax Credits. No assurance can be given that the Iowa Department of Revenue will not challenge this position nor that a court will not sustain such a challenge. This opinion is being delivered prior to the consummation of the Proposed Transaction and therefore is prospective and dependent on future events. No assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, or future factual developments, would not adversely affect the accuracy of the conclusion stated herein.

Our opinion addresses only the matters described above, and does not address any other federal, state, local or foreign tax consequences that may result from the Proposed Transaction, or any other transaction (including any transaction undertaken in connection with the foregoing). This opinion is rendered to you in connection with the filing of the Registration Statement and may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law.

We hereby consent to the discussion of our opinion in the Registration Statement and to the use of our name under the caption “Certain Iowa Income Tax Consequences of the CIE Asset Purchase” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended.

/S/ CHRISTIANSON AND ASSOCIATES, PLLP
CHRISTIANSON AND ASSOCIATES, PLLP
Certified Public Accountants and Consultants